UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) February 17, 2005

INDEPENDENCE HOLDING COMPANY
(Exact name of registrant as specified in its charter)

Delaware	**010306**	**58-1407235**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

96 Cummings Point Road, Stamford, Connecticut	**06902**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(203) 358-8000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Item 7.01 Regulation FD Disclosure

     (c)   Exhibits

     Exhibit 99.1   Press release of Independence Holding Company dated February 17, 2005, announces that Assumption of Block of Group Medical Business in Excess of $50 million and other Strategic Health Transactions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INDEPENDENCE HOLDING COMPANY

(Registrant)

By: <u>Teresa A. Herbert</u>

                       Date: <u>February 22, 2005</u>

<u>/s/ *Teresa A. Herbert*</u>
Teresa A. Herbert
Vice President and Chief Financial Officer

Exhibit 99.1

INDEPENDENCE HOLDING COMPANY   CONTACT: TERESA A. HERBERT
96 CUMMINGS POINT ROAD   (203) 358-8000
STAMFORD, CONNECTICUT 06902   www.Independenceholding.com
NYSE: IHC

NEWS RELEASE

INDEPENDENCE HOLDING COMPANY
ANNOUNCES ASSUMPTION OF BLOCK OF GROUP MEDICAL BUSINESS IN EXCESS OF
$50 MILLION AND OTHER STRATEGIC HEALTH TRANSACTIONS

Stamford, Connecticut, February 17, 2005, Independence Holding Company (NYSE: IHC) today announced that, as of January 1, 2005, it has agreed to reinsure, on a 100% basis and subsequently assume, subject to regulatory approval, a block in excess of $50 million of employer-sponsored group major medical insurance. This block is currently, and will continue to be, administered by Insurers Administrative Corporation ("IAC"). IAC is a leading administrator of individual medical, and small and medium size employer group health insurance, and has managed this consistently profitable block of business since 1998. The current carrier will continue issuing new business until the Standard Security Life policy forms are approved. Standard Security Life will begin issuing new business as its policy forms are approved, and will begin assuming the existing policies as approvals are received. It is anticipated that this process will be substantially completed during 2005.

IHC's affiliate, Strategic Health Associates ("SHA"), which recently acquired Health Plan Administrators ("HPA"), also announced three new initiatives. First, SHA is actively exploring several opportunities to write dental business through controlled distribution sources. Next, SHA has entered into a letter of intent to invest in a telemarketing joint venture which will support independent agents in producing employer group major medical business for Madison National Life, and is projected to generate premiums of approximately $3 million in 2005 and substantially more in 2006. This telemarketing joint venture is in partnership with a marketing company that has seen its HSA compatible high deductible health plans go from less than 10% to more than 75% of its sales in the last 18 months. These transactions are subject to execution of definitive documentation, completion of due diligence and various closing conditions and approvals. Finally, SHA has engaged a consultant to assist it in marketing short-term medical products to parents of graduating college students through targeted mailings.

IHC expects all of these transactions will be immediately accretive to earnings both through income earned and through the business written by Standard Security Life and Madison National Life.

Roy T.K. Thung, Chief Executive Officer of IHC, commented "Last month we were pleased to announce the acquisition of HPA, which was the first project undertaken by SHA. Now, we are delighted to announce a significant block assumption for IHC and three new initiatives by SHA. The acquisition of this historically profitable block, together with the employer-sponsored group health business we are already writing and the telemarketing venture, propels IHC into providing cutting-edge health plans for small and medium size employers throughout the country. The other new projects, when completed, will greatly enhance IHC's platform for distributing its employer-sponsored group medical, short-term medical and dental products through multiple channels: the Internet (which accounts for almost 70% of HPA's sales), telemarketing and targeted mailings. It will also generate cross-selling opportunities and, coupled with our employer medical stop-loss, provides IHC with a full array of health insurance products."

IHC is a holding company principally engaged in the life and health insurance business and the acquisition of blocks of policies through its subsidiaries, Standard Security Life Insurance Company of New York and Madison National Life Insurance Company, Inc. and its affiliate, American Independence Corp. Standard Security Life markets medical stop-loss, long-term and short-term disability, group life and managed health care products. Madison National Life sells group life and disability, employer medical stop-loss, credit life and disability and individual life insurance. AMIC is a holding company principally engaged in the insurance and reinsurance business through Independence American Insurance Company and its employer medical stop-loss and managed care managing general underwriters.

Some of the statements included herein may be considered to be forward looking statements which are subject to certain risks and uncertainties. Factors which could cause the actual results to differ materially from those suggested by such statements are described from time to time in IHC's filings with the Securities and Exchange Commission.